FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 27, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the differences for 2011 financial statements between ROC GAAP and US GAAP”, dated April 27, 2012.

2.	Press release entitled, “AU Optronics Corp. Files 2011 Annual Report on Form 20-F”, dated April 27, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 27, 2012	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.

April 27, 2012

English Language Summary

Subject:	To announce the differences for 2011 consolidated financial statements between ROC GAAP and US GAAP.

Regulation:	Published pursuant to Article 2-47 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/04/27

Content:

1.	Date of occurrence of the event: 2012/04/27

2.	Cause of occurrence:

To announce the differences for 2011 consolidated financial statements between ROC GAAP and US GAAP

3.	Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for:

(1)	Under ROC GAAP, AUO reported consolidated net loss attributable to stockholders of the parent company of NT$61,263,814 thousand, basic and diluted loss per share, net of tax, both of NT$6.94 in 2011, consolidated total assets of NT$612,778,144 thousand, consolidated total liabilities of NT$391,501,206 thousand, minority interest of NT$15,888,222 thousand, and total equity attributable to stockholders of the parent company of NT$205,388,716 thousand as of December 31, 2011.

(2)	Under US GAAP, AUO reported consolidated net loss attributable to stockholders of the parent company of NT$80,948,225 thousand, basic and diluted loss per share, net of tax, both of NT$9.17 in 2011, consolidated total assets of NT$595,060,708 thousand, consolidated total liabilities of NT$392,586,039 thousand, non-controlling interest of NT$14,815,988 thousand, and total equity attributable to stockholders of the parent company of NT$187,658,681 thousand as of December 31, 2011.

(3)	The differences between ROC GAAP and US GAAP followed by AUO mainly come from the difference of estimated useful life of fixed assets, recognition and valuation of deferred income tax assets, impairment assessment of long-term equity investment, acquisition method of accounting for business combination and convertible bonds, etc.

4.	Any other matters that need to be specified:

For more details, please refer to the Company’s annual report on Form 20-F at:

http://auo.com/?sn=161&lang=en-US

AU Optronics Corp. Files 2011 Annual Report on Form 20-F

Issued by: AU Optronics Corp.

Issued on: April 27, 2012

Hsinchu, Taiwan, April 27, 2012 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced that it has filed its annual report on Form 20-F for the year ended December 31, 2011 with the U.S. Securities and Exchange Commission (the “SEC”). The 2011 20-F is available on AUO’s website at http://auo.com and on the website of the SEC at www.sec.gov. Hard copies of the audited financial statements included in the 2011 Form 20-F are available upon request to shareholders free of charge. To request a copy of the 2011 Form 20-F, please forward your request to http://citibank.ar.wilink.com.